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CUSIP No. 834156101


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 6)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              SOLAR ENERTECH CORP.
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    834156101
                                 (CUSIP NUMBER)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                             17050 SUNSET BLVD., # D
                           PACIFIC PALISADES, CA 90272
                                 (310) 584-1234

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 22, 2009
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 834156101


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             /_/

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          24,585,211 (1)
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            24,585,211 (1)

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         24,585,211 (1)

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             /_/

(13)     Percent of Class Represented by Amount in Row (11)
         21.3% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Calculated in accordance with Rule 13D. See Item 5(a) for a more detailed explanation.


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CUSIP No. 834156101


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             /_/

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          24,585,211 (1)
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            24,585,211 (1)

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         24,585,211 (1)

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             /_/

(13)     Percent of Class Represented by Amount in Row (11)
         21.3% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Calculated in accordance with Rule 13D. See Item 5(a) for a more detailed explanation.


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CUSIP No. 834156101


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             /_/

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          24,585,211 (1)
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            24,585,211 (1)

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         24,585,211 (1)

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             /_/

(13)     Percent of Class Represented by Amount in Row (11)
         21.3% (1)

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) Calculated in accordance with Rule 13D. See Item 5(a) for a more detailed explanation.


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CUSIP No. 834156101


Item 1.

         This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on January 28, 2008 (the "Initial Schedule 13D") and prior amendments thereto (the "Prior Schedules"). Capitalized terms used in this Amendment No. 6 but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment No. 6 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 4.  Purpose of Transaction

         (i) This Amendment No. 6 is being made to disclose further discussions with Issuer regarding the modification of the terms of the outstanding Series A Notes and Series B Notes and Series A, Series B and Series C Warrants of the Issuer..

         The Reporting Persons have not determined but reserve the right to exercise and/or convert their equity securities of the Issuer, purchase additional shares of Common Stock in the open market or in private transactions, or take other actions to increase the Reporting Persons' economic stake and voting influence over the Issuer. The Reporting Persons may also from time to time determine to sell Common Stock and other securities in the open market or in private transactions.

         The Reporting Persons expressly retain their rights to further modify their plans with respect to the transactions described in this Amendment No. 6 or Prior Schedules and, depending upon their further investigation of the Issuer and market conditions, to formulate different plans and proposals which could result in the occurrence of any other actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer

         (a) The Reporting Persons hereby disclose their ownership of the Issuer as follows:

                  (i) 22,604,936 shares of Common Stock;

                  (ii) Currently exercisable Warrant to purchase up to 507,247 shares of Common Stock at an exercise price of $0.69 per share;

                  (iii) Currently exercisable Warrant to purchase up to 405,264 shares of Common Stock at an exercise price of $0.57 per share;

                  (iv) Currently exercisable Warrant to purchase up to 1,105,264 shares of Common Stock at an exercise price of $0.57 per share (in accordance with Rule 13D, the Reporting Persons are deemed beneficial owners of the securities set forth in subsections (i) through (iv) hereof, accounting for 24,585,211 shares of Common Stock and 21.3% of the total outstanding shares of Common Stock as reported by the Issuer on its Form 10-Q filed with the SEC on 5/15/09);

                  (v) Series A Note in the aggregate principal amount of $2,397,700 with a conversion price of $0.69 per share and maturity date of 3/7/2010;

                  (vi) Series B Note in the aggregate principal amount of $6,538,154 with a conversion price of $0.57 per share and maturity date of 3/7/2010;

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CUSIP No. 834156101

                  (vii) Series A Warrants to purchase up to 4,347,826 shares of Common Stock at an exercise price of $1.21 per share;

                  (viii) Series B Warrants to purchase up to 13,090,261 shares of Common Stock at an exercise price of $0.90 per share; and

                  (ix) Series C Warrants to purchase up to 23,151,136 shares of Common Stock at an exercise price of $1.00 per share; (securities of the Reporting Persons set forth in subsections (v) through (ix) hereof, collectively, the "Limited Derivatives").

                  As of the date of this Amendment No. 6, the Reporting Persons are prohibited from converting or exercising the Limited Derivatives to the extent that after giving effect to such conversion or exercise, the Reporting Persons would beneficially own in excess of 9.99% (with respect to Series A and B Warrants and Series A and B Notes) and 19.99% (with respect to Series C Warrants) of the total shares of Common Stock outstanding immediately after giving effect to such conversion or exercise. Consequently, in accordance with Rule 13D, the Reporting Persons as of the date hereof do not beneficially own the shares of Common Stock underlying the Limited Derivatives.

         (b) The Reporting Persons have shared voting and dispositive power with respect to the securities of the Issuer described in Item 5(a) above. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

         (c) There has been no change in the beneficial ownership of the Reporting Persons during the past sixty (60) days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

         (b) Revised Summary of Terms for Proposed Modification of Securities dated December 21, 2009

Item 7.  Material to Be Filed as Exhibits

         Exhibit A: Agreement Regarding Joint Filing of Amendment No. 6 to
         Schedule 13D.



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CUSIP No. 834156101



SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated: December 31, 2009         /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust

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CUSIP No. 834156101



                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 6 TO SCHEDULE 13D



         The undersigned agree that the Amendment No. 6 to Schedule 13D with respect to the Common Stock of Solar EnerTech Corp. is a joint filing being made on their behalf.



Dated: December 31, 2009         /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust